Exhibit 99.1

Emera Announces Bought Deal Offering of 6,630,000 Common Shares

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES.

HALIFAX, Nova Scotia, November 28, 2016: Emera Incorporated (“Emera”) (TSX:EMA) announced today that it has entered into an agreement with a syndicate led by TD Securities Inc., CIBC Capital Markets, RBC Capital Markets and Scotiabank, under which they have agreed to purchase from Emera and sell to the public 6,630,000 Common Shares of Emera. The underwriters will also have the option to purchase up to an additional 994,500 Common Shares to cover overallotments, if any, and for market stabilization purposes, during the 30 days following the closing of the offering (the “Over-Allotment Option”).

The purchase price of $45.25 per Common Share will result in gross proceeds to Emera of $300,007,500 ($345,008,625 if the Over-Allotment Option is exercised in full). The net proceeds of the offering will be used for general corporate purposes.

The offering is subject to the receipt of all necessary regulatory and stock exchange approvals. Closing is expected to occur on or about December 16, 2016.

The Common Shares have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This media release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of the securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

About Emera Inc.

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia with approximately $28 billion in assets and 2015 pro-forma revenues of $6.3 billion. The company invests in electricity generation, transmission and distribution, gas transmission and distribution, and utility energy services with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments throughout North America, and in four Caribbean countries. Emera continues to target having 75-85% of its adjusted earnings come from rate-regulated businesses. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, and EMA.PR.F. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR. Additional Information can be accessed at www.emera.com or at www.sedar.com.

For more information, please contact:

Mark Kane

Vice President, Investor Relations

(813) 228-1772

mark.kane@emera.com

Neera Ritcey

Manager, Investor Relations

(902) 428-6059

neera.ritcey@emera.com